UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2022

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

2022 Preliminary Results Short Form Announcement
Johannesburg, 22 February 2023 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) delivered on its strategic objectives in 2022, achieving improvements in production, cash flow and safety performance, while holding cost increases at around half the inflation rate. Mineral Reserve additions again exceeded depletion.

“It’s been a year of significant progress, with the right Operating Model and the right people in the right place. We delivered on our production and cost commitments to the market and have begun to regain cost competitiveness versus our peers,” said Chief Executive Officer Alberto Calderon. “We’re seeing good progress in a number of places which confirm we’re on the right track.”

AngloGold Ashanti last year introduced new members to its senior leadership team, and redesigned its Operating Model, as it progressed its strategy to narrow the cost gap with peers. The Company has started an asset optimisation programme while self-funding its successful exploration programmes as well as developing mining projects in Ghana and Nevada.

Gold production of 2.742Moz in the year through 31 December was an 11% improvement versus gold production of 2.472Moz in 2021, ending 2022 at the top half of guidance. The Company also met guidance for total capital expenditure and all-in sustaining costs (“AISC”), while total cash costs ended less than 1% above the guidance range amid inflation at multi-decade highs.

The operational result was underpinned by solid performances across most of the portfolio, with the Obuasi gold mine in Ghana meeting targeted production of 250,000oz as it continues on the ramp-up path to its full production run-rate in excess of 400,000oz, which is expected by the end of 2024.

Cost control was another highlight in a year dominated by the highest inflation rates in more than forty years. Despite this, total cash costs per ounce increased 6% to $1,024/oz for 2022 compared to $963/oz for 2021. The increase in AISC was limited to only 2% year-on-year to $1,383/oz in 2022, from $1,355/oz in 2021.

The exploration success of the previous three years continued, with the addition of 12.2Moz of Mineral Reserve, pre-depletion, during that period. This is the sixth consecutive year AngloGold Ashanti has achieved a positive net outcome.

The Company’s Total Recordable Injury Frequency Rate (“TRIFR”) of 1.26 injuries per million hours worked in 2022 improved compared to 2021, and remains far better than the average 2021 performance of 2.90 injuries per million hours worked by the members of the International Council on Metals and Minerals. No fatalities were recorded during the calendar year ended 31 December 2022 at the mines operated by the Company, for the second time in the Company’s history.

Adjusted EBITDA was marginally lower at $1.797bn in 2022, from $1.801bn in 2021. The Company recorded free cash flow of $657m in 2022, compared to $104m in 2021. The balance sheet remained in a solid position after funding capital expenditure, two property acquisitions in Nevada and paying an interim dividend. There was approximately $2.5bn in liquidity, including cash and cash equivalents of $1.1bn, at year end.

2022 HIGHLIGHTS

Record safety result: TRIFR improved 41% year-on-year to 1.26 injuries per million hours worked; Zero fatalities at the mines operated by the Company

Improving grade profile, with 10% improvement over 2021, underpins operating fundamentals

Mineral Reserve increased 3.5Moz pre-depletion; 12.2Moz pre-depletion added over the last three years

Underlying cash cost improvement despite significant inflationary pressure across the industry; a clear demonstration of our continued progress to recovering our cost competitiveness

Free cash flow of $657m; underpinned by cash distributions received from Kibali

Obuasi achieved production guidance of 250,000oz; Phase 3 on schedule for completion by year-end 2023

Declared Mineral Resource at North Bullfrog (1.5Moz), Mother Lode (1.7Moz) and Sterling (0.9Moz); Silicon added 0.8Moz

Consolidated our position in the Beatty district in Nevada through the completion of the Corvus Gold and Coeur Sterling acquisitions

Final dividend of ZAR322 cents per share (equivalent 18 US cents per share) declared; Full year dividend ZAR815 cents per share (equivalent 47 US cents per share)

SALIENT FEATURES FOR 2022

•Fatality-free 2022 at the mines operated by the Company; TRIFR of 1.26 injuries per million hours worked, which improved 41% versus 2.14 in 2021
•Cost increases held at about half the inflation rate; Total cash costs increased by 6% year-on-year from $963/oz in 2021 to $1,024/oz in 2022

•Guidance achieved for production, AISC and total capital expenditure; Total cash costs <1% above top end of guidance amid inflation at multi-decade highs

•Production increased by 11% year-on-year from 2.472Moz in 2021 to 2.742Moz in 2022, the upper half of guidance range

•Obuasi achieved production guidance of 250,000oz; Phase 3 on track for 2023 year-end completion

•Basic earnings decreased from $622m in 2021 to $297m in 2022 and included higher operating and exploration costs and impairments in Brazil

•AISC of $1,383/oz in 2022, an increase of 2% year-on-year from $1,355/oz in 2021, reflecting higher cash costs impacted by inflationary pressures

•Net cash inflow from operating activities increased by 42%, despite marginal lower gold price, to $1,804m in 2022, from $1,268m in 2021

•Free cash flow of $657m in 2022; free cash flow before growth capital more than doubled to $996m in 2022 from $426m in 2021

•Adjusted net debt $878m; Adjusted net debt to Adjusted EBITDA ratio of 0.49 times

•H2 2022 dividend of $75m; 2022 full year dividend of $194m

GROUP - Key statistics
		Six months	Six months		Year	Year
		ended	ended		ended	ended
		Dec	Dec		Dec	Dec
		2022	2021	% Variance	2022	2021	% Variance
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,509	1,272	19	2,742	2,472	11
Sold	- oz (000)	1,484	1,269	17	2,717	2,483	9

Financial review
Price received per ounce (1)	- $/oz	1,726	1,792	(4)	1,793	1,796	—
Total cash costs per ounce (1)	- $/oz	988	925	7	1,024	963	6
All-in sustaining costs per ounce (1)	- $/oz	1,354	1,376	(2)	1,383	1,355	2
All-in costs per ounce (1)	- $/oz	1,573	1,631	(4)	1,587	1,577	1

Gold income	- $m	2,298	1,992	15	4,388	3,903	12
Cost of sales	- $m	1,770	1,457	21	3,362	2,857	18
Total cash costs	- $m	1,453	1,171	24	2,753	2,334	18
Gross profit	- $m	570	607	(6)	1,133	1,172	(3)

(Loss) profit attributable to equity shareholders	- $m	(1)	260	(100)	297	622	(52)
	- US cents/share	—	62	(100)	71	148	(52)
Headline earnings	- $m	244	249	(2)	544	612	(11)
	- US cents/share	58	59	(2)	129	146	(12)
Profit before taxation	- $m	82	451	(82)	489	958	(49)
Adjusted EBITDA (1)	- $m	934	925	1	1,797	1,801	—
Net cash inflow from operating activities	- $m	812	801	1	1,804	1,268	42
Free cash inflow (1)	- $m	185	129	43	657	104	532
Total borrowings	- $m	2,169	2,094	4	2,169	2,094	4
Adjusted net debt (1) (2)	- $m	878	765	15	878	765	15
Adjusted net debt to Adjusted EBITDA (1)	- times	0.49	0.42	17	0.49	0.42	17
Capital expenditure (including equity-accounted joint ventures)	- $m	646	640	1	1,118	1,100	2

(1) Refer to “Non-GAAP disclosure” following the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2022 and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2021, for definitions.
(2) Includes $152m acquisition cost for Coeur Sterling, Inc paid during Q4 2022 and $145m received from Kibali during H2 2022.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.126 for the year ended 31 December 2022 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	322.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	257.60000
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	418,601,555
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2023
Declaration date	Wednesday, 22 February
Currency conversion date for Australian dollars and Ghanaian cedis	Tuesday, 14 March
Last date to trade ordinary shares cum dividend	Tuesday, 14 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 15 March
Ordinary shares trade ex-dividend	Wednesday, 15 March
Record date	Friday, 17 March
Payment date	Friday, 31 March

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 15 March 2023 and Friday, 17 March 2023, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Tuesday, 14 March 2023 and Friday, 17 March 2023, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2023
Last date to trade ordinary shares cum dividend	Tuesday, 14 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 15 March
Ordinary shares trade ex-dividend	Thursday, 16 March
Record date	Friday, 17 March
Payment date	Friday, 31 March

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2023
Ex dividend on New York Stock Exchange	Thursday, 16 March
Record date	Friday, 17 March
Approximate date of currency conversion	Friday, 24 March
Approximate payment date of dividend	Monday, 10 April

Assuming an exchange rate of R17.53/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.18 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2023
Last date to trade and to register GhDSs cum dividend	Wednesday, 15 March
GhDSs trade ex-dividend	Wednesday, 15 March
Record date	Friday, 17 March
Approximate payment date of dividend	Friday, 31 March

Assuming an exchange rate of R1/¢0.5954, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.1.91719 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

The Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2022 have been reviewed by Ernst & Young Inc., who expressed an unmodified review conclusion. A copy of the auditor's review report is available for inspection at the Group's registered office, as well as on the Company’s website at www.anglogoldashanti.com.

The details contained in this Announcement are only a summary of the information in the full announcement containing the detailed preliminary year-end results and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the period under review. Investors and/or shareholders should base any investment decisions on consideration of the full Announcement and are therefore directed to the full announcement available for viewing via the JSE SENS link, provided below, and available on the Company’s website at www.anglogoldashanti.com. The full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Yatish Chowthee on +27 11 637 6273 6273 and is available for inspection at the Company’s registered office, 112 Oxford Road, Houghton Estate, 2198, and the offices of the Standard Bank of South Africa Limited, at no charge, during normal business hours.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2023/jse/isse/anano/FYDec22.pdf

Johannesburg, South Africa
22 February 2023

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com
Chipo Mrara: +27 11 637 6012 / +27 60 571 0797                 camrara@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080            yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

December 2022 Published : 22 February 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 22, 2023    By: /s/ L MARWICK_

Name: L Marwick
Title: Executive Vice President – General Counsel, Compliance